Exhibit 21.1

SUBSIDIARIES OF THE RMR GROUP INC.

Name	State of Formation, Organization or Incorporation
The RMR Group LLC	Maryland
RMR Advisors LLC	Maryland
RMR Licenses Inc.	Maryland
Tremont Realty Advisors LLC	Maryland
Tremont GP Inc.	Maryland